Exhibit77Q1


(a)	Amendment to the Fund's By-Laws, dated as of February 11, 2004.
(d) 	Amended investment policies


Amendment to the Fund's By-Laws, dated as of February 11, 2004.
Amendment to the By-Laws ofCredit Suisse Global Fixed Income Fund, Inc. Pursuant to Article VIII of the Amended By-Laws (the "By-Laws") of
Credit Suisse Global Fixed Income Fund, Inc. (the "Fund"), Article II,
Section 6 of the By-Laws is hereby amended and restated in its entirety as follows:Removal of Directors. Any director of the Corporation may be removed by the stockholders with or without cause at any time by a vote of a majority of the votes entitled to be cast for the election of directors. A director shall be deemed to retire from the Board of Directors on the date he/she reaches the age of 72 years. The directors who are not "interested persons" of the Fund (as defined in the 1940 Act) and who are not being considered for the waiver ("Independent Directors") may by a majority vote exempt a director from the normal retirement age of 72 based on the particular facts and circumstances. A determination to waive the normal retirement age for an individual director shall be reviewed on an annual basis by the Independent Directors.

Dated the 11th day of February, 2004


SUB-ITEM 77Q1(d): Amended investment policies

On November 18, 2003, the Fund's Board of Directors approved the Fund's adoption of an options strategy, under which the Fund may write (sell) covered and uncovered put and call options on equity and debt securities, securities indexes, futures and swaps (commonly referred to as "swaptions") and purchase put and call options for hedging purposes or to increase total return.